Exhibit 99.3

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
(unaudited)
	As at	As at
	June 30,	December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	$-	$7,187
Accounts receivable	181,102	216,786
Petroleum product inventory	87,533	37,261
Prepaid expenses and other current assets	5,876	4,803
Financial derivative instruments (note 6)	2,353	5,314
	276,864	271,351

Investments	-	18,733
Property, plant and equipment	805,330	2,025,044
Intangible assets	125,662	132,478
Goodwill	100,409	100,409
Future income taxes	32,601	-
	$1,340,866	$2,548,015
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$190,375	$221,417
Cash distributions payable	13,454	13,468
Current portion of convertible debentures	147,505	-
Financial derivative instruments (note 6)	8,253	86,441
	359,587	321,326

Long-term debt - revolving term credit facility (note 2)	243,267	264,776
Long-term debt - convertible debentures (note 2)	95,271	240,486
Asset retirement obligation (note 3)	21,334	61,464
Long-term financial derivative instruments (note 6)	12,058	103,403
Other long-term liabilities (notes 3 and 5)	23,790	12,496
Future income taxes	-	162,665

Unitholders’ equity
Unitholders’ contributions (note 4)	2,847,789	2,834,177
Convertible debentures equity component	15,940	15,940
Contributed surplus	2,953	2,953
Accumulated (loss) income	(68,320)	337,014
Accumulated distributions (note 9)	(2,212,803)	(1,808,685)
	585,559	1,381,399

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue
Product sales and service revenue (note 7)	$366,125	$333,354	$839,065	$810,410
Realized loss on buyout of financial derivative instruments (note 6)	(199,059)	-	(199,059)	-
Realized loss on financial derivative instruments	(7,811)	(18,817)	(29,903)	(8,053)
Unrealized gain offsetting buyout of financial derivative instruments (note 6)	177,723	-	177,723	-
Unrealized gain (loss) on financial derivative instruments	18,004	(78,868)	(13,594)	(160,038)
	354,982	235,669	774,232	642,319

Expenses
Cost of goods sold	308,623	269,262	683,879	664,864
Production, operating and maintenance	4,629	3,354	8,377	7,026
Transportation	3,438	4,595	8,835	12,276
Depreciation and accretion	10,964	9,485	21,728	18,897
General and administrative (note 5)	6,184	10,486	15,736	22,111
Strategic review and restructuring (note 8)	11,427	7,402	11,913	7,676
Interest on bank debt	1,074	547	1,523	1,587
Interest and accretion on convertible debentures	5,189	5,746	10,380	11,491
Foreign exchange (gain) loss and other	(766)	3,672	1,018	1,015
	350,762	314,549	763,389	746,943

Income (loss) from continuing operations before taxes	4,220	(78,880)	10,843	(104,624)

Current tax (recovery) expense	(10,186)	854	(10,079)	3,048
Future income tax expense (recovery)	3,704	(24,587)	(13,634)	(46,964)
	(6,482)	(23,733)	(23,713)	(43,916)
Net income (loss) from continuing operations	10,702	(55,147)	34,556	(60,708)
Net loss from discontinued operations (note 9)	(355,577)	(24,914)	(439,890)	(59,637)
Net loss for the period	$(344,875)	$(80,061)	$(405,334)	$(120,345)
Accumulated income, beginning of period	$276,555	$385,750	$337,014	$426,034
Accumulated (loss) income, end of period	$(68,320)	$305,689	$(68,320)	$305,689
Net income (loss) from continuing operations - basic and diluted	$0.04	$(0.21)	$0.13	$(0.23)
Net loss per unit - basic and diluted	$(1.30)	$(0.31)	$(1.53)	$(0.46)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s)
(unaudited)
	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Cash (used for) provided by operating activities
Net income (loss) for the period from continuing operations	$10,702	$(55,147)	$34,556	$(60,708)
Add (deduct) non-cash items:
Depreciation and accretion	10,964	9,485	21,728	18,897
Non-cash interest expense and other	1,146	1,220	2,290	2,453
Non-cash unit based compensation (recovery) expense (note 5)	(258)	2,620	(4,427)	(2,318)
Unrealized gain offsetting buyout of financial derivative instruments	(177,723)	-	(177,723)	-
Unrealized (gain) loss on financial derivative instruments	(18,004)	78,868	13,594	160,038
Unrealized foreign exchange (gain) loss and other	(1,177)	1,997	(549)	407
Future income tax expense (recovery)	3,704	(24,587)	(13,634)	(46,964)
Continuing operations	(170,646)	14,456	(124,165)	71,805
Discontinued operations	(15,114)	34,060	(2,436)	60,992
	(185,760)	48,516	(126,601)	132,797
Site restoration expenditures related to discontinued operations	(1,002)	(1,210)	(2,041)	(4,184)
Change in non-cash operating working capital	(46,473)	6,801	(23,832)	58,162
	(233,235)	54,107	(152,474)	186,775

Cash provided by (used for) financing activities
Increase (decrease) in long-term debt	143,081	15,194	(21,509)	6,333
Distributions to unitholders	(47,794)	(47,012)	(95,428)	(101,523)
Issue of trust units	6,689	6,394	13,612	14,034
Change in non-cash financing working capital	(146)	174	(14)	(6,415)
	101,830	(25,250)	(103,339)	(87,571)

Cash provided by (used for) investing activities
Capital expenditures	(11,252)	(26,548)	(40,610)	(83,054)
Acquisitions	(860)	(119)	(27,564)	(493)
Proceeds on sale of Upstream assets	2,420	-	208,831	-
Proceeds on sale of discontinued operations	111,779	-	111,779	-
Change in non-cash investing working capital	24,250	(5,347)	(3,810)	(19,313)
	126,337	(32,014)	248,626	(102,860)

Decrease in cash and cash equivalents	(5,068)	(3,157)	(7,187)	(3,656)
Cash and cash equivalents, beginning of period	5,068	4,130	7,187	4,629
Cash and cash equivalents, end of period	$-	$973	$-	$973

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$9,265	$7,086	$13,463	$15,130
Cash taxes (received) paid	$(103)	$2,743	$1,092	$1,960

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Canadian dollars (000s)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Net loss for the period	$(344,875)	$(80,061)	$(405,334)	$(120,345)

Other comprehensive loss, net of taxes
Unrealized loss on available-for-sale investments (net of taxes)	-	120	-	44
	-	120	-	44
Comprehensive loss	$(344,875)	$(79,941)	$(405,334)	$(120,301)

Accumulated other comprehensive loss, beginning of period	-	(2,259)	-	(2,183)
Other comprehensive loss	-	120	-	44
Accumulated other comprehensive loss, end of period	$-	$(2,139)	$-	$(2,139)
Accumulated (loss) income, end of period	(68,320)	305,689	(68,320)	305,689
Accumulated distributions, end of period	(2,212,803)	(1,713,991)	(2,212,803)	(1,713,991)
Retained earnings (deficit), end of period	(2,281,123)	(1,408,302)	(2,281,123)	(1,408,302)
Accumulated other comprehensive loss, end of period	-	(2,139)	-	(2,139)
Total retained earnings (deficit) and accumulated other comprehensive loss, end of period	$(2,281,123)	$(1,410,441)	$(2,281,123)	$(1,410,441)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the Consolidated
Financial Statements

(Tabular amounts in Cdn $ 000’s, except unit and per unit amounts, and as noted)
(unaudited)

June 30, 2010

1.	Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies as set out in the Consolidated Financial Statements of the Trust for the year ended December 31, 2009 and are consistent with policies adopted in the second quarter of 2009.  Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted.  These Interim Consolidated Financial Statements should be read in conjunction with the Trust’s audited Financial Statements and notes for the year ended December 31, 2009.  Certain comparative numbers have been reclassified to conform with the current period’s presentation.  In particular, the comparative figures have been reclassified to reflect discontinued operations presentation for the Canadian oil and natural gas production (“Provident Upstream” or “COGP”) business (see note 9).

2.	Long-term debt

	As at June 30, 2010	As at December 31, 2009
Revolving term credit facility	$243,267	$264,776
Convertible debentures	95,271	240,486
Current portion of convertible debentures	147,505	-
	242,776	240,486
Total	$486,043	$505,262

i)	Revolving term credit facility

The Trust has entered into a new credit agreement (the "Credit Facility") as of June 29, 2010, among the Trust, National Bank of Canada and TD Securities as co-leads and arrangers and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders").  Pursuant to the Credit Facility, the Lenders have agreed to provide the Trust with a credit facility of $500 million under an accordion feature which can be increased to $750 million at the option of the Trust.  The Credit Facility also provides for a separate $60 million Letter of Credit facility.

The terms of the credit facility have a revolving three year period expiring on June 28, 2013. The Trust may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances or LIBOR loans.  As at June 30, 2010, Provident had drawn $247.5 million or 50 percent of its term credit facility as compared to $265.0 million or 26 percent drawn as at December 31, 2009.  Included in the carrying value at June 30, 2010 were financing costs of $2.8 million (December 31, 2009 – nil). At June 30, 2010 the effective interest rate of the outstanding credit facility was 3.4 percent (December 31, 2009 – 1.4 percent).

At June 30, 2010 Provident had $33.5 million in letters of credit outstanding (December 31, 2009 - $27.2 million) that guarantee Provident’s performance under certain commercial and other contracts.

ii)	Convertible debentures

On closing of the Arrangement effecting the merger of Provident’s oil and natural gas production business with Midnight Oil Exploration to form Pace Oil & Gas Ltd., Provident’s convertible debentures Conversion Prices were adjusted in accordance with the applicable debenture indenture.  The Conversion Price for Provident’s 6.5% Debentures maturing on August 31, 2012 was adjusted from $13.75 per Trust Unit to $11.56 per Trust Unit.  The conversion price for Provident’s 6.5% Debentures maturing on April 30, 2011 was adjusted from $14.75 to $12.40 per Trust Unit.

The Trust may elect to satisfy interest and principal obligations by the issue of trust units.  For the six months ended June 30, 2010, no debentures were converted to trust units at the election of debenture holders (2009 – nil).  Included in the carrying value at June 30, 2010 were financing costs of $2.1 million.  The following table details each outstanding convertible debenture:

	As at		As at
Convertible Debentures	June 30, 2010		December 31, 2009
($000s except conversion pricing)	Carrying Value (1)	Face Value	Carrying Value (1)	Face Value	Maturity Date	Conversion Price per unit (2)
6.5% Convertible Debentures	$147,505	$149,980	$146,028	$149,980	April 30, 2011	12.40
6.5% Convertible Debentures	95,271	98,999	94,458	98,999	Aug. 31, 2012	11.56
	$242,776	$248,979	$240,486	$248,979
(1) Excluding equity component of convertible debentures
(2) The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit

3.	Asset retirement obligation

The Trust’s asset retirement obligation is based on the Trust’s ownership in property, plant and equipment and represents management’s estimate of the costs to abandon and reclaim those assets as well as an estimate of the future timing of the costs to be incurred.   Estimated cash flows have been discounted at the Trust’s average credit-adjusted risk free rate of seven percent and an inflation rate of two percent has been estimated for future years.

	Three months ended June 30,		Six months ended June 30,
($ 000s)	2010	2009	2010	2009
Carrying amount, beginning of period	$60,136	$57,612	$61,464	$59,432
Acquisitions	-	-	1,442	-
Dispositions	(29,224)	-	(32,016)	-
Change in estimate	4,763	-	4,763	-
Increase in liabilities incurred during the period	220	22	220	138
Settlement of liabilities during the period - discontinued operations	(1,002)	(1,210)	(2,041)	(4,184)
Transer to other long-term liabilities (1)	(14,691)	-	(14,691)	-
Accretion of liability - continuing operations	361	276	693	548
Accretion of liability - discontinued operations	771	779	1,500	1,545
Carrying amount, end of period	$21,334	$57,479	$21,334	$57,479
(1) Obligations associated with residual Upstream properties of $14.7 million have been classified as other long-term liabilities on the balance sheet as at June 30, 2010.

4.	Unitholders’ contributions

        The Trust has authorized capital of an unlimited number of common voting trust units.

	Six months ended June 30,
	2010		2009
Trust Units	Number of units	Amount (000s)	Number of units	Amount (000s)
Balance at beginning of period	264,336,636	$2,834,177	259,087,789	$2,806,071
Issued pursuant to the distribution reinvestment plan	1,460,111	11,114	2,505,648	12,011
To be issued pursuant to the distribution reinvestment plan	330,657	2,498	365,871	2,023
Balance at end of period	266,127,404	$2,847,789	261,959,308	$2,820,105

The basic and diluted per trust unit amounts for the three months ended June 30, 2010 were calculated based on the weighted average number of units outstanding of 265,378,715 (2009 – 261,003,339).

The basic and diluted per trust units amounts for the six months ended June 30, 2009 were calculated based on the weighted average number of units outstanding of 264,939,063 (2009 – 260,199,185).

5.	Unit based compensation

Restricted/Performance units

At June 30, 2010, $2.5 million (December 31, 2009 - $12.2 million) is included in accounts payable and accrued liabilities for this plan and $9.1 million (December 31, 2009 - $12.5 million) is included in other long-term liabilities.

The following table reconciles the expense recorded for RTUs and PTUs.

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Cash general and administrative	$(9)	$(10)	$6,880	$5,105
Non-cash unit based compensation (included in general and administrative)	(258)	2,620	(4,427)	(2,318)
Production, operating and maintenance expense	(158)	350	82	410
	$(425)	$2,960	$2,535	$3,197

The following table provides a continuity of the Trust’s RTU and PTU plans:

	RTUs	PTUs
Opening balance January 1, 2010	1,576,123	3,959,122
Grants	524,344	1,860,522
Reinvested through notional distributions	47,128	206,397
Exercised	(841,731)	(2,843,779)
Cancelled	(291,053)	(265,303)
Ending balance June 30, 2010	1,014,811	2,916,959

At June 30, 2010, all RTUs and PTUs have been valued at market price.

6.	Financial instruments

The following table is a summary of the net financial derivative instruments liability:

	As at June 30,	As at December 31,
($ 000s)	2010	2009
Provident Upstream
	$-	$2,438
Provident Midstream
Crude oil	3,299	103,022
Natural gas	12,332	79,847
NGL's (includes propane, butane)	(1,132)	(330)
Electricity	(295)	(26)
Foreign exchange	3,518	(623)
Interest	236	202
Total	$17,958	$184,530

Settlement of financial derivative contracts

Midstream financial derivative contract buyout

In April, 2010, Provident completed the buyout of all fixed price crude oil and natural gas swaps associated with the Midstream business unit for a total realized cost of $199.1 million. The carrying value of these specific contracts at March 31, 2010 was a liability of $177.7 million resulting in an offsetting unrealized gain in the second quarter of 2010. The buyout of Provident’s forward mark to market positions allows the Trust to refocus its Commodity Price Risk Management Program on forward selling a portion of actual produced NGL products and inventory to lock-in margins for terms of up to two years. Provident has retained certain participating crude oil and natural gas swaps and the NGL throughput and inventory contracts that utilize financial derivative instruments based directly on underlying NGL products.

The following table summarizes the impact of financial derivative contracts settled during the three and six months ended June 30, 2010 and 2009 that are included in realized loss on financial derivative instruments. The table excludes the impact of the Midstream financial derivative contract buyout, presented separately on the Consolidated Statement of Operations.

Realized loss on financial derivative instruments	Three months ended June 30,				Six months ended June 30,
	2010		2009		2010		2009
($ 000s except volumes)		Volume (1)		Volume (1)		Volume (1)		Volume (1)

Crude oil	$(3,938)	0.5	$10,014	1.0	$(11,151)	1.2	$35,436	2.2
Natural gas	(5,900)	2.0	(26,675)	5.7	(21,979)	7.2	(43,940)	11.4
NGL's (includes propane, butane)	619	0.1	(317)	0.1	1,154	0.4	5,479	0.2
Foreign exchange	1,037		(1,254)		2,172		(4,257)
Electricity	700		(474)		600		(660)
Interest rate	(329)		(111)		(699)		(111)
Realized loss on financial derivative instruments	$(7,811)		$(18,817)		$(29,903)		$(8,053)
(1) The above table represents aggregate net volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

7.	Product sales and service revenue

For the three and six months ended June 30, 2010, included in product sales and service revenue is $30.3 million (2009 - $28.7 million) and $98.2 million (2009 - $109.8 million), respectively, associated with the U.S. midstream operations.

8.	Strategic review and restructuring

In continuation with the previously announced strategic review process, on April 19, 2010, Provident announced a strategic transaction to separate its Upstream and Midstream businesses. An agreement was reached with Midnight Oil Exploration Ltd. (“Midnight”) to combine the remaining Provident Upstream business with Midnight in a $422 million transaction as valued at closing.  The arrangement received the approval of Provident unitholders and Midnight shareholders, as well as court and regulatory approvals that are typical for transactions of this nature. Closing of this arrangement occurred on June 29, 2010. In conjunction with this transaction and other initiatives, Provident completed an internal reorganization to continue as a pure play, cash distributing natural gas liquids (NGL) infrastructure and services business which resulted in staff reductions at all levels of the organization, including senior management.

For the second quarter of 2010, strategic review and restructuring costs were $28.7 million, of which $11.4 million were attributable to continuing operations (2009 - $9.5 million and $7.4 million, respectively).  For the six months ended June 30, 2010, strategic review and restructuring costs were $29.8 million, of which $11.9 million were attributable to continuing operations (2009 – $9.7 million and $7.7 million, respectively). The costs are comprised primarily of severance, consulting and legal costs.

9.	Discontinued operations (Provident Upstream)

On June 29, 2010, Provident completed a strategic transaction in which Provident combined the remaining Provident Upstream business with Midnight Oil Exploration Ltd. (“Midnight”) to form Pace Oil & Gas Ltd. (“Pace”) pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). Under the Arrangement, Midnight acquired all outstanding shares of Provident Energy Resources Inc., a wholly-owned subsidiary of Provident Energy Trust which holds all of the oil and gas properties and reserves associated with Provident’s Upstream business. Effective in the second quarter of 2010, Provident’s Upstream business is accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation. Total consideration from the transaction was $428.7 million, consisting of $120 million in cash, offset by a potential minor post-closing adjustment, and approximately 32.5 million shares of Pace valued at $308.7 million at the time of the closing. Associated transaction costs were $6.9 million. Under the terms of the Arrangement, Provident unitholders divested a portion of each of their Provident units to receive 0.12225 shares of Pace, which was recorded as a non-cash distribution by the Trust, valued at $308.7 million.  Provident recorded a loss on sale of $476.6 million and $157.6 million in future tax recovery related to this transaction. This transaction completed the full sale of the Provident Upstream business in a series of transactions between September 2009 to June 2010.

The following table presents information on the net loss from discontinued operations.

Net income from discontinued operations	Three months ended June 30,		Six months ended June 30,
Canadian dollars (000's)	2010	2009	2010	2009
Revenue	$32,481	$78,883	$77,114	$151,125
Loss from discontinued operations before taxes and impact of sale of discontinued operations	(41,817)	(44,452)	(144,774)	(93,743)
Loss on sale of discontinued operations	(476,638)	-	(476,638)	-
Capital tax expense	-	(1,374)	-	(1,692)
Current tax (expense) recovery	-	(72)	(1)	1
Future income tax recovery	162,878	20,984	181,523	35,797
Net loss from discontinued operations for the period	$(355,577)	$(24,914)	$(439,890)	$(59,637)